SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                           DEVCON INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    251588109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Donald L. Smith, Jr.
                     1350 E. Newport Center Drive, Suite 201
                            Deerfield Beach, FL 33443
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  April 2, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 251588109                  13D                   Page 2 of 21 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald L. Smith, Jr.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO  No funds;  securities are deemed  beneficially  owned in connection with the execution of a Voting Agreement (as defined in Item 5 below).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        1,319,711
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        1,319,711

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,319,711

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN
________________________________________________________________________________

CUSIP No. 251588109                  13D                   Page 3 of 21 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald Smith, III

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO  No funds;  securities are deemed  beneficially  owned in connection with the execution of a Voting Agreement (as defined in Item 5 below).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        114,819
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        114,819

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,819

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN
________________________________________________________________________________

CUSIP No. 251588109                  13D                   Page 4 of 21 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mary Ellen Smith
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO  No funds;  securities are deemed  beneficially  owned in connection with the execution of a Voting Agreement (as defined in Item 5 below).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        114,819
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        114,819

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,819

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN
________________________________________________________________________________

CUSIP No. 251588109                  13D                   Page 5 of 21 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin M. Smith

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO  No funds;  securities are deemed  beneficially  owned in connection with the execution of a Voting Agreement (as defined in Item 5 below).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       111,228
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        111,228

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,228

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN
________________________________________________________________________________

CUSIP No. 251588109                  13D                   Page 6 of 21 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barbara Ann Smith.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO No funds;  securities are deemed  beneficially  owned in connection with the execution of a Voting Agreement (as defined in Item 5 below).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                       111,228
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        111,228

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

111,228

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN
________________________________________________________________________________

CUSIP No. 251588109                  13D                   Page 7 of 21 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Smithcon Family Investments, Ltd..

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO  No funds;  securities are deemed  beneficially  owned in connection with the execution of a Voting Agreement (as defined in Item 5 below).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        985,372
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        985,372

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

985,372

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

PN
________________________________________________________________________________

CUSIP No. 251588109                  13D                   Page 8 of 21 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Smithcon Investments, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO  No funds;  securities are deemed  beneficially  owned in connection with the execution of a Voting Agreement (as defined in Item 5 below).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        1,003,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        1,003,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,003,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

CO
________________________________________________________________________________

CUSIP No. 251588109                  13D                   Page 9 of 21 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Coconut Palm Capital Investors I, Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO  No funds;  securities are deemed  beneficially  owned in connection with the execution of a Voting Agreement (as defined in Item 5 below).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        1,545,758
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,545,758

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________

CUSIP No. 251588109                  13D                   Page 10 of 21 Pages

      * 1,545,758 shares of the Company's common stock, par value $.10 per share (the "Common Stock"), covered by this Statement are subject to a Voting Agreement (as defined and described in Item 4 herein), pursuant to which certain shareholders of the Company have agreed to vote all of their shares of the Company's Common Stock in favor of certain proposals at a special meeting of the Company (as described in Item 4 herein) and grant Coconut Palm Capital Investors I, Ltd. an irrevocable proxy to vote such shares of Common Stock.

CUSIP No. 251588109                  13D                   Page 11 of 21 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Coconut Palm Capital Investors I, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO  No funds;  securities are deemed  beneficially  owned in connection with the execution of a Voting Agreement (as defined in Item 5 below).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        1,545,758
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,545,758

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

CO
________________________________________________________________________________

CUSIP No. 251588109                  13D                   Page 12 of 21 Pages

      * 1,545,758 shares of the Company's common stock, par value $.10 per share (the "Common Stock"), covered by this Statement are subject to a Voting Agreement (as defined and described in Item 4 herein), pursuant to which certain shareholders of the Company have agreed to vote all of their shares of the Company's Common Stock in favor of certain proposals at a special meeting of the Company (as described in Item 4 herein) and grant Coconut Palm Capital Investors I, Ltd. an irrevocable proxy to vote such shares of Common Stock.

CUSIP No. 251588109                  13D                   Page 13 of 21 Pages
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard C. Rochon
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

OO  No funds;  securities are deemed  beneficially  owned in connection with the execution of a Voting Agreement (as defined in Item 5 below).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        1,545,758
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,545,758

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN
________________________________________________________________________________

CUSIP No. 251588109                  13D                   Page 14 of 21 Pages
________________________________________________________________________________

ITEM 1.     SECURITY AND ISSUER.

         This statement relates to the common stock, $.10 par value per share (the "Common Stock"), of Devcon International Corp., a Florida corporation (the "Company"), whose principal executive offices are located at 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443.

         Information in this Statement with respect to Coconut Palm Capital Investors I, Ltd., Coconut Palm Capital Investors I, Inc. and Richard C. Rochon is given solely by Coconut Palm Capital Investors I, Ltd., Coconut Palm Capital Investors I, Inc. and Richard C. Rochon and all other reporting persons listed herein have no responsibility for the accuracy or completeness of information supplied by Coconut Palm Capital Investors I, Ltd., Coconut Palm Capital Investors I, Inc. and Richard C. Rochon. Similarly, information in this Statement with respect to all reporting persons other than Coconut Palm Capital Investors I, Ltd., Coconut Palm Capital Investors I, Inc. and Richard C. Rochon is given solely by such reporting persons and each of Coconut Palm Capital Investors I, Ltd., Coconut Palm Capital Investors I, Inc. and Richard C. Rochon have no responsibility for the accuracy or completeness of information supplied by such reporting persons.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) Donald L. Smith, Jr., with respect to shares of Common Stock beneficially owned by him, Smithcon Investments, Inc. ("Smithcon") and Smithcon Family Investments, Ltd. (the "Partnership");
     (ii) Donald Smith, III, with respect to shares of Common Stock beneficially owned by him and Mary Ellen Smith, his spouse; (iii) Mary Ellen Smith, with respect to shares of Common Stock beneficially owned by her and Donald Smith, III, her spouse; (iv) Kevin M. Smith, with respect to shares of Common Stock beneficially owned by him and Barbara Ann Smith, his spouse;
     (v) Barbara Ann Smith, with respect to shares of Common Stock beneficially owned by her and Kevin M. Smith, her spouse; (vi) Smithcon, with respect to shares of Common Stock beneficially owned by it and the Partnership; (vii) the Partnership, with respect to shares of Common Stock beneficially owned by it; (viii) Coconut Palm Capital Investors I, Ltd. ("Coconut Palm"), with respect to shares of Common Stock to which it has voting rights; (ix) Coconut Palm Capital Investors I, Inc. ("Coconut Palm Inc."), with respect to shares of Common Stock to which Coconut Palm has voting rights; and (x) Richard C. Rochon, with respect to shares of Common Stock to which Coconut Palm has voting rights. The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of Donald L. Smith, Jr., Donald Smith, III and Kevin M. Smith is c/o Devcon International Corp., 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443.

(c) The residence address of Mary Ellen Smith is 2811 Marina Circle, Lighthouse Point, Florida 33064. Mrs. Smith is a homemaker.

(d) The residence address of Barbara Ann Smith is 1141 Southwest 19th Avenue, Boca Raton, Florida 33486. Mrs. Smith is a homemaker.

(e) The address of the principal business and principal office of Smithcon is c/o Devcon International Corp., 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443. Donald L. Smith, Jr. is the sole director and President of Smithcon.

(f) The address of the principal business and principal office of the Partnership is c/o Devcon International Corp., 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443. Smithcon is the general partner of the Partnership.

(g) The address of the principal business and principal office of Coconut Palm is located at 555 South Federal Highway, 2nd Floor, Boca Raton, Florida 33342. Coconut Palm Inc. is the general partner of Coconut Palm and Richard
     C. Rochon is the sole director and President of Coconut Palm Inc.

(h) The address of the principal business and principal office of Coconut Palm Inc. is located at c/o Coconut Palm Capital Investors I., Ltd., 555 South Federal Highway, 2nd Floor, Boca Raton, Florida 33342. Richard C. Rochon is the sole director and President of Coconut Palm Inc. Currently, Mr. Rochon serves as Chairman and Chief Executive Officer of Royal Palm Capital Partners, which shares the same principal business and principal office as Coconut Palm.

(i) None of the Reporting Persons, or any of the officers or directors of such Reporting Persons to the extent such Reporting Person is a corporation, has been convicted in any criminal proceeding (excluding traffic violations and similar

CUSIP No. 251588109                  13D                   Page 15 of 21 Pages

     misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(j) Each of Donald L. Smith, Jr., Donald Smith, III, Mary Ellen Smith, Kevin M. Smith, Barbara Ann Smith and Richard C. Rochon is a citizen of the United States of America.

(k) Each of Smithcon, the Partnership, Coconut Palm and Coconut Palm Inc. are organized under the laws of the State of Florida.

Item 3.     Source and Amount of Funds and Other Consideration.

         As a condition to Coconut Palm entering into the Purchase Agreement (as defined and described in Item 4 herein), the Reporting Persons, excluding Coconut Palm Inc., entered into a Voting Agreement (as defined and describe in Item 4 herein). Coconut Palm did not pay additional consideration in connection with the execution and delivery of the Voting Agreement.

ITEM 4.     PURPOSE OF THE TRANSACTION.

         On April 2, 2004, the Company entered into that certain Purchase Agreement by and between the Company and Coconut Palm (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Company agreed to issue, subject to shareholder approval, and Coconut Palm agreed to purchase, up to 2,000,000 units (a "Unit") for a purchase price of $9.00 per unit, subject to certain closing conditions, including shareholder approval. Each Unit consists of (i) 1 share of Common Stock, of the Company (ii) a warrant to purchase 1 share of Common Stock at an exercise price of $10.00 per share with a term of 3 years, (iii) a warrant to purchase 1/2 share of Common Stock at an exercise price of $11.00 per share with a term of 4 years and (iv) a warrant to purchase 1/2 share of Common Stock at an exercise price of $15.00 per share with a term of 5 years.

         Based on that number and the number of shares of Common Stock of the Company outstanding on the April 9, 2004, Coconut Palm will acquire up to approximately 36.6% of Common Stock outstanding immediately after the closing of the Purchase Agreement. Coconut Palm will also be entitled, on a fully diluted basis, to acquire up to 58.7% of Common Stock of the Company outstanding immediately after the closing of the Purchase Agreement upon exercise of the warrants. If Coconut Palm were to exercise its warrants, it would have enough shares of Common Stock of the Company to control the Company.

         The transactions under the Purchase Agreement will require the Company to issue or reserve for issuance up to 6,000,000 shares of its Common Stock, subject to specified adjustments set forth in the warrants. In addition, the Company's proposed strategy for entering into the security services business may require it to enter into acquisitions, the consideration for which may be shares of Common Stock of the Company. As a result, the Company is seeking shareholder approval of an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of the Company's Common Stock from 15,000,000 to 50,000,000. In addition, in connection with the transactions under the Purchase Agreement, Coconut Palm has designated two individuals, Richard C. Rochon and Mario B. Ferrari, to be nominated to the Company's board of directors. This will require an increase in the size of the Company's board of directors from 7 to 9 members. Under the Company's bylaws, this requires an amendment to the Company's Articles of Incorporation. The Company is also amending its Articles of Incorporation to allow its board of directors to set its size without shareholder approval in the future.

         In connection with the Purchase Agreement, the Reporting Persons entered into that certain Voting Agreement, dated April 2, 2004 (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, each of the Reporting Persons, excluding Coconut Palm, Coconut Palm Inc. and Richard C. Rochon, agreed to vote their beneficially owned shares of Common Stock in favor of the issuance and sale of the Units by the Company to Coconut Palm at a special meeting of the Company and grant Coconut Palm an irrevocable proxy to vote such shares of Common Stock (i) in favor of the transactions contemplated by the Purchase Agreement and (ii) against any actions or approval that could compete with or could serve to materially interfere with, delay, discourage adversely or inhibit the timely consummation of the transactions contemplated by the Purchase Agreement. The Voting Agreement also prohibits such Reporting Person from selling or transferring the shares of Common Stock beneficially owned by them other than in certain permitted circumstances. The Voting Agreement terminates upon the earlier to occur of (i) the consummation of the transactions contemplated by the Purchase Agreement, (ii) any termination of the Purchase Agreement in accordance with its terms or (iii) the withdrawal by the Company's board of directors of its approval of the transactions contemplated by the Purchase Agreement pursuant to Section 8(o) of the Purchase Agreement. This Statement was filed in accordance with Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

CUSIP No. 251588109                  13D                   Page 16 of 21 Pages

         In connection with the investment by Coconut Palm, the Company plans to pursue a strategic alternative to its current line of business by entering into the security services business.

         Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any material change to the dividend policy of the Company, (v) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (vi) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (vii) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, Coconut Palm owns no shares of Common Stock, but pursuant to the Purchase Agreement is contractually obligated to purchase the Units, subject to certain closing conditions such as the receipt of shareholder approval of the issuance of the Units. Coconut Palm may, however, be deemed to have shared voting power with respect to 1,545,758 shares of Common Stock, which are subject to the Voting Agreement described above in Item 4 and which represent 42.0% of the outstanding Common Stock. Coconut Palm Inc. is the general partner of Coconut Palm and, therefore, Coconut Palm Inc., has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm. As a result, Coconut Palm Inc. may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm.

(b) The approximate aggregate percentage of Common Stock reported beneficially owned by each person is based on 3,460,848 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 9, 2004, as provided by the Company.

         (i) As of the close of business on March 31, 2004, Donald L. Smith, Jr. beneficially owned 1,319,711 shares of Common Stock, constituting approximately 37.3% of the shares outstanding.

         (ii) As of the close of business on March 31, 2004, Donald Smith, III beneficially owned 114,819 shares of Common Stock, constituting approximately 3.2% of the shares outstanding.

         (iii) As of the close of business on March 31, 2004, Mary Ellen Smith beneficially owned 114,819 shares of Common Stock, constituting approximately 3.2% of the shares outstanding.


         (iv) As of the close of business on March 31, 2004, Kevin M. Smith beneficially owned 111,228 shares of Common Stock, constituting approximately 3.2% of the shares outstanding.


         (v) As of the close of business on March 31, 2004, Barbara Ann Smith beneficially owned 111,228 shares of Common Stock, constituting approximately 3.2% of the shares outstanding.


         (vi) As of the close of business on March 31, 2004, Smithcon beneficially owned 1,003,000 shares of Common Stock, constituting approximately 29.0% of the shares outstanding.


         (vii) As of the close of business on March 31, 2004, the Partnership beneficially owned 985,372 shares of Common Stock, constituting approximately 28.5% of the shares outstanding.


         (viii) As of the close of business on March 31, 2004, Coconut Palm beneficially owned 1,545,758 shares of Common Stock, constituting approximately 42.0% of the shares outstanding.


         (ix) As of the close of business on March 31, 2004, Coconut Palm Inc. beneficially owned 1,545,758 shares of Common Stock, constituting approximately 42.0% of the shares outstanding.


         (x) As of the close of business on March 31, 2004, the Reporting Persons were deemed to beneficially own, in the aggregate, 1,545,758 shares of Common Stock, constituting approximately 42.0% of the shares outstanding.

CUSIP No. 251588109                  13D                   Page 17 of 21 Pages

(c) Each of the Reporting Persons, except Smithcon, the Partnership, Coconut Palm and Coconut Palm Inc., has the power to vote all shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by him or her. Smithcon owns 17,628 shares of Common Stock directly. Donald L. Smith, Jr. as the sole shareholder, officer and director of Smithcon, has the power to vote and dispose of all Common Stock either owned or controlled by Smithcon. Smithcon is the general partner of the Partnership. The Partnership owns 985,372 shares of Common Stock. Smithcon, as the sole general partner of the Partnership, and Donald L. Smith, Jr. (by virtue of his ownership of Smithcon), have the shared power to vote and dispose of Common Stock held by the Partnership. The Partnership has shared power to vote and dispose of the 985,372 shares of Common Stock owned by it. As of the date of this Statement, Coconut Palm does not own any shares of Common Stock. Coconut Palm will, however, acquire up to 2,000,000 shares of Common Stock, or 36.6% of the outstanding shares, and warrants to purchase up to an additional 4,000,000 shares of Common Stock upon exercise, or 58.7% of the outstanding shares, on a fully diluted basis, upon the closing of the Purchase Agreement, subject to approval of such issuance and sale at the special meeting of the Company and other closing conditions.

(d) On April 2, 2004, Donald L. Smith, Jr. exercised options to purchase 40,000 shares of Common Stock at an exercise price of $1.65 per share and Kevin M. Smith exercised options to purchase 20,000 shares of Common Stock at an exercise price of $1.50 per share. Also, on April 6, 2004, Donald
     L. Smith, Jr. exercised options to purchase 10,000 shares of Common Stock at an exercise price of $1.65 per share.

(e) No person other than the respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As described in Item 3 above, the Reporting Persons entered into a Voting Agreement, dated April 2, 2004, by and among the shareholders listed on the signature pages thereto and Coconut Palm Capital Investors I, Ltd. Pursuant to the Voting Agreement, the Reporting Persons agreed to vote certain of their beneficially owned shares of Common Stock in favor of certain proposals at a special meeting of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1.  Joint Filing Agreement

         Exhibit 2. Purchase Agreement, dated April 2, 2004, by and between Devcon International Corp. and Coconut Palm Capital Investors I, Ltd. (1)

         Exhibit 3. Voting Agreement, dated April 2, 2004, by and among the shareholders listed on the signature pages thereto and Coconut Palm Capital Investors I, Ltd. (2)

         -----------------------------

              (1) Filed as Annex D to the Company's Preliminary Proxy Statement
                  filed on April 8, 2004 and incorporated by reference herein.
              (2) Filed as Annex F to the Company's Preliminary Proxy Statement
                  filed on April 8, 2004 and incorporated by reference herein.

CUSIP No. 251588109                  13D                   Page 18 of 21 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Donald L. Smith, Jr.
                                   -------------------------
                                   Donald L. Smith, Jr.


                                   /s/ Donald Smith, III
                                   Donald Smith, III


                                   /s/ Mary Ellen Smith
                                   Mary Ellen Smith


                                   /s/ Kevin M. Smith
                                   Kevin Smith


                                   /s/ Barbara Ann Smith
                                   Barbara Ann Smith


                                   SMITHCON FAMILY INVESTMENTS, LTD.

                                   By: SMITHCON INVESTMENTS, INC.,
                                      as general partner

                                    By: /s/ Donald L. Smith,
                                   ---------------------
                                   Donald L. Smith, Jr.
                                   Chairman and Chief Executive Officer

CUSIP No. 251588109                  13D                   Page 19 of 21 Pages


                                   /s/ Richard C. Rochon
                                   Richard C. Rochon


                                   COCONUT PALM CAPITAL INVESTORS I, LTD.
                                   By: COCONUT PALM CAPITAL INVESTORS I,
                                   INC., as general partner

                                   By: /s/ Richard C. Rochon
                                   Richard C. Rochon
                                   President


                                   COCONUT PALM CAPITAL INVESTORS I, INC.
                                   By: /s/ Richard C. Rochon
                                   Richard C. Rochon
                                   President

CUSIP No. 251588109                  13D                   Page 20 of 21 Pages

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on
Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


                                   /s/ Donald L. Smith, Jr.
                                   -------------------------
                                   Donald L. Smith, Jr.


                                   /s/ Donald Smith, III
                                   Donald Smith, III


                                   /s/ Mary Ellen Smith
                                   Mary Ellen Smith


                                   /s/ Kevin M. Smith
                                   Kevin Smith


                                   /s/ Barbara Ann Smith
                                   Barbara Ann Smith


                                   SMITHCON FAMILY INVESTMENTS, LTD.

                                   By: SMITHCON INVESTMENTS, INC.,
                                   as general partner

                                   By: /s/ Donald L. Smith,
                                   ---------------------
                                   Donald L. Smith, Jr.
                                   Chairman and Chief Executive Officer

CUSIP No. 251588109                  13D                   Page 21 of 21 Pages


                                   SMITHCON INVESTMENTS, INC.

                                   By: /s/ Donald L. Smith, Jr.
                                   -------------------------
                                   Donald L. Smith, Jr.
                                   Chairman and Chief Executive Officer


                                   /s/ Richard C. Rochon
                                   Richard C. Rochon